FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2018 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On June 26, 2018, the Registrant Announces: 2018
Annual Technical Global Symposium (TGS) Events, Highlighting its
specialty Analog Technologies and Advanced IC Manufacturing Solutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 26, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces 2018 Annual Technical Global Symposium (TGS) Events,
Highlighting its Specialty Analog Technologies and Advanced IC Manufacturing Solutions

Company executives and experts to provide technical sessions on TowerJazz’s differentiated and customized process platforms targeting fast growing markets

MIGDAL HAEMEK, Israel, June 26, 2018 – TowerJazz, the global specialty foundry leader, today announced details on its 13th annual Technical Global Symposium (TGS) being held in China, Japan, and the United States. This year, TowerJazz TGS will focus on the Company’s leading analog technology offerings, advanced manufacturing solutions and commitment to customer partnerships. All TGS events will commence with a keynote from TowerJazz CEO, Mr. Russell Ellwanger focusing on the Company’s performance, business strategy and industry leadership through alignment with customer roadmaps, innovative and superior technology, and worldwide manufacturing capabilities.

During TGS, speakers will discuss market directions and the latest TowerJazz plans, developments and activities for strategic growth in its specialty process technologies such as Radio Frequency (RF) & High Performance Analog (HPA), power management, and CMOS image sensors (CIS), as well as its process transfer offering (TOPS) for the rising markets of automotive, sensors, the IoT, and 5G, among others. In addition, TowerJazz will present the latest design enablement tools and solutions jointly developed with its EDA partners as well as the Company’s expanded manufacturing capacity and multi-sourcing capabilities.

The global TGS events facilitate customer and partner interaction with TowerJazz team members and industry executives to exchange information on the latest unique and advanced solutions for next-generation analog ICs. TowerJazz focuses on strong roadmap alignment and long-term partnerships with its customers to meet their current and future needs with the most innovative process platforms, addressing the requirements of the fastest growing markets.

As the leading analog pure play foundry, TowerJazz continues to be committed and passionate toward creating value for its customers. The Company offers the most advanced analog technology and best-in-class design enablement while providing global capacity assurance and flexibility to enable customers with competitive advantage and fast time to market.

This year, TowerJazz TGS events will be hosted in the following locations:

•	China (Shanghai) – August 22, 2018 – registration is now open
•	Japan (Tokyo) – August 30, 2018 – registration is now open
•	USA (San Jose) – November 7, 2018

Sponsors at TowerJazz TGS events include the industry’s leading EDA vendors and tool providers who will share the latest design capabilities offered in collaboration with TowerJazz: Cadence, HES, Integra Tech, Keysight Technologies, Magwel, Mentor, PacTech, Photronics, Presto, Silvaco, Synkom and Synopsis.

For more information about TowerJazz TGS and registration, please visit:
http://www.towerjazz.com/events.html#tgs

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com